Exhibit 99.1

Vertical Aerospace Receives Continued Listing Standard Notice from NYSE

New York, US, London, UK – October 2, 2026 – Vertical Aerospace (“Vertical” or the “Company”) [NYSE: EVTL], a global aerospace and technology company pioneering electric vertical take-off and landing (“eVTOL”) aircraft, today announced that it received a notice from the New York Stock Exchange (the “NYSE”) on September 9, 2026, indicating that the Company is not currently in compliance with the NYSE continued listing standard requiring a minimum average closing price for its ordinary shares of $1.00 over the preceding 30 consecutive trading days.

Vertical has notified the NYSE that it intends to regain compliance with the NYSE’s continued listing standards and is considering all available options to do so that are in the best interests of Vertical and its shareholders. Vertical can regain compliance with the NYSE’s continued listing requirements at any time during a six-month cure period if, on the last trading day of any calendar month during the cure period, the ordinary shares have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month.

The NYSE notice has no immediate effect on the continued listing of Vertical’s ordinary shares on the NYSE and is not anticipated to have any impact on Vertical’s ongoing business operations. Under the NYSE’s rules, Vertical’s ordinary shares will continue to be listed and will trade on the NYSE, subject to compliance with other continued listing requirements.

About Vertical Aerospace

Vertical Aerospace is a global aerospace and technology company pioneering electric aviation. Vertical is creating a safer, cleaner, and quieter way to travel. Valo is a piloted, four-passenger, Electric Vertical Take-Off and Landing (eVTOL) aircraft, with zero operating emissions. Vertical is also developing a hybrid-electric variant, offering increased range and mission flexibility to meet the evolving needs of the advanced air mobility market.

Vertical combines partnerships with leading aerospace companies, including Honeywell Aerospace, Syensqo and Sonaca, with its own proprietary battery and propeller technology to develop the world’s most advanced and safest eVTOL.

Vertical has c.1,500 pre-orders of Valo, with customers across four continents, including American Airlines, Avolon, Bristow, GOL and Japan Airlines. Certain customer obligations are expected to be fulfilled via third-party agreements. Headquartered in Bristol, UK, Vertical’s experienced leadership team comes from top-tier aerospace and automotive companies such as Rolls-Royce, Airbus, GM, and Leonardo. Together, they have previously certified and supported over 30 different civil and military aircraft and propulsion systems.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the value of the Company’s ordinary shares, the Company’s ability to regain compliance with the NYSE continued listing standards on the timeline required, the Company’s continued trading of its ordinary shares on the NYSE, and the anticipated impact of the notice from the NYSE on the Company’s operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. These forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the important factors discussed under the caption “Risk Factors” in Vertical’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 24, 2026, as such factors may be updated from time to time in Vertical’s other filings with the SEC. Any forward-looking statements contained in this Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Vertical disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

For more information:

Vertical Aerospace Media:
Justin Bates, Head of Communications
justin.bates@vertical-aerospace.com
+44 7878 357 463

Vertical Aerospace Investor Relations:
Gillian Levine, Investor Relations Lead
gillian.levine@vertical-aerospace.com
+1 248 470 8732